SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 25, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on August 25, 2021.

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
República Argentina
0810-555-2355
www.macro.com.ar

Synthesis of quarterly financial statements

Sect. 63 BYMA Listing Rules and Regulations

Results of the period

Net income for the period
Attributable to controlling interest – Profit	7,043,973
Attributable to non-controlling interests - Profit	166
Total Net income for the period	7,044,139
Other comprehensive income
Other comprehensive income	865,133
Total comprehensive income for the period
Attributable to controlling interest – Profit	7,909,106
Attributable to non-controlling interests - Profit	166
Total comprehensive income for the period - Profit	7,909,272

Net Shareholders’ Equity

Capital stock	639,413
Adjustments to Shareholders’ Equity	66,364,319
Other contributions	12,429,781
Legal Reserve	40,217,417
Other Reserves	60,932,836
Unappropriated Retained Earnings	(362,426)
Other comprehensive income	2,273,441
Total Net shareholders´equity attributable to controlling interest	182,494,781
Attributable to non-controlling interests	2,507
Total Net shareholders´equity	182,497,288

Pursuant to the provisions of Communiqué "A" 7211 issued by the BCRA, as of the fiscal year beginning 01/01/2021 we started to register in the income for the year the accrued monetary effect in respect of monetary items measured at fair value with changes in Other Comprehensive Income (OCI). Therefore, at the beginning of the current fiscal year we re-expressed under Adjustments of income of previous fiscal years (AIPY) for thousands of $7,406,399 (such values in constant currency as of 30 June 2021) in order to incorporate the monetary income of the above-mentioned accounting items previously reported as accumulated OCI to such date.

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
República Argentina
0810-555-2355
www.macro.com.ar

Shareholders/Controlling group
Shareholder Name	Type of shares	Number of shares	Percentage of capital stock
ANSES-F.G.S. Law Nº 26.425	B	184,156,124	28.8008%
Other shareholders (Foreign Stock Exchange)	B	172,100,810	26.9154%
Delfín Jorge Ezequiel Carballo	A	4,901,060	0.7665%
Delfín Jorge Ezequiel Carballo	B	106,824,523	16.7066%
Fideicomiso Testamentario “Trsut JHB” (1)	A	5,995,996	0.9377%
Fideicomiso Testamentario “Trsut JHB” (1)	B	104,473,881	16.3390%
Other shareholders (Local Stock Exchange)	A	338,614	0.0530%
Other shareholders (Local Stock Exchange)	B	60,622,400	9.4810%

The information contained in the table "Shareholders/ Controlling Group" corresponds to the capital composition identifying the main shareholders in the absence of a controlling shareholder or controlling group.

(1)Note: JHB Testamentary Trust (Fideicomiso Testamentario “Trust JHB”). As a result of Mr. Jorge Horacio Brito's death last November 20th 2020, by testamentary provision, the shares held by him were transferred, subject to approval by BCRA, to the above-mentioned administration trust, whose beneficiaries are Mr. Brito's legitimate heirs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 25, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer